Exhibit 12

Bank of America Corporation and Subsidiaries

Ratio of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges and Preferred Dividends

(Dollars in millions)	Three Months Ended March 31, 2005	Year Ended December 31
		2004	2003	2002	2001	2000
Excluding Interest on Deposits

Income before income taxes	$7,044	$21,221	$15,861	$12,991	$10,117	$11,788

Equity in undistributed earnings of unconsolidated subsidiaries	(20)	(135)	(125)	(6)	(6)	(27)

Fixed charges:
Interest expense	3,237	8,155	5,271	5,804	9,117	13,806
1/3 of net rent expense (1)	143	512	398	383	379	368

Total fixed charges	3,380	8,667	5,669	6,187	9,496	14,174

Preferred dividend requirements	7	23	6	6	7	9

Fixed charges and preferred dividends	3,387	8,690	5,675	6,193	9,503	14,183

Earnings	$10,404	$29,753	$21,405	$19,172	$19,607	$25,935

Ratio of earnings to fixed charges	3.08	3.43	3.78	3.10	2.06	1.83

Ratio of earnings to fixed charges and preferred dividends	3.07	3.42	3.77	3.10	2.06	1.83

(Dollars in millions)	Three Months Ended March 31, 2005	Year Ended December 31
		2004	2003	2002	2001	2000
Including Interest on Deposits

Income before income taxes	$7,044	$21,221	$15,861	$12,991	$10,117	$11,788

Equity in undistributed earnings of unconsolidated subsidiaries	(20)	(135)	(125)	(6)	(6)	(27)

Fixed charges:
Interest expense	5,280	14,430	10,179	11,238	18,003	24,816
1/3 of net rent expense (1)	143	512	398	383	379	368

Total fixed charges	5,423	14,942	10,577	11,621	18,382	25,184

Preferred dividend requirements	7	23	6	6	7	9

Fixed charges and preferred dividends	5,430	14,965	10,583	11,627	18,389	25,193

Earnings	$12,447	$36,028	$26,313	$24,606	$28,493	$36,945

Ratio of earnings to fixed charges	2.30	2.41	2.49	2.12	1.55	1.47

Ratio of earnings to fixed charges and preferred dividends	2.29	2.41	2.49	2.12	1.55	1.47

(1)	Represents an appropriate interest factor.

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